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New 13% preferred equity investment in Panama City Beach, FL

A stabilized multifamily community offering an attractive fixed return, backed by real assets in a high-growth Florida market.

Apr 21, 2026



We're pleased to announce a new addition to your Fundrise portfolio: a preferred equity investment in a 232-unit multifamily community in Panama City, Florida.

Investment overview

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 13.00%[1]
- **Location:** Panama City Beach, FL
- **Asset type:** 232-unit stabilized multifamily community
- **Investment term:** 5 years
- **Funds:** Income Real Estate Fund and Opportunistic Credit Fund II

The preferred equity sits junior to Freddie Mac's senior debt on the property. The presence of agency financing from Freddie Mac on the senior position is a meaningful signal: agency lenders apply rigorous underwriting standards before agreeing to finance a property, providing an additional layer of due diligence on the asset's quality and cash flow stability.

The reason agency financing is available here is that, unlike many of our recent preferred equity investments which have financed ground-up development, this deal is a recapitalization of a stabilized, income-producing property. The property is already built, already leased, and already generating rental income. For investors, the key advantage is straightforward: we're backing an asset with an established operating history, not a set of projections.

Built in 2022, the community consists of four-story residential buildings featuring a mix of studio, one-bedroom, and two-bedroom units. The property offers modern finishes, in-unit washers and dryers, private balconies or patios, and walk-in closets. Community amenities include an outdoor pool, fitness center, dog park, gated entry, package lockers, BBQ grills, outdoor dining areas, and a business center.

Local market insights from RealAI

The property is located in the Upper Grand Lagoon submarket of the Panama City MSA. The Panama City–Panama City Beach metro area ranked second nationally for percentage population growth from mid-2023 to mid-2024, with 3.8% growth according to U.S. Census data. RealAI reports that Upper Grand Lagoon specifically attracts an affluent, highly educated resident base, with median household income of approximately $175,000 (53% above the broader market) and 77% of residents holding a bachelor's degree or higher.

The local economy is more diversified than the area's coastal reputation might suggest. Tyndall Air Force Base and Naval Support Activity Panama City account for an estimated 37% of Northwest Florida's economy, providing stable, high-wage employment largely insulated from seasonal fluctuations. Beyond the military presence, several major investments are underway, including a 300-bed teaching hospital, a $107 million aviation manufacturing facility, and over $200 million in infrastructure improvements, all of which are broadening the area's employment base.

On the multifamily side, Upper Grand Lagoon occupancy has moderated from 97.6% to approximately 94% over the past year as newer deliveries have been absorbed. RealAI notes that the market has stabilized around 94–95% in Q1 2026, and in-place rent growth of 2.8% year-over-year remains positive. The broader picture is a market digesting new supply while retaining strong underlying demand.

Why this matters

Not all private credit is the same. At Fundrise, we lend almost exclusively against real assets — physical, income-producing properties in strong markets with real equity behind our position.

This investment is a good example of that approach. We're backing a stabilized apartment community with established cash flows in one of the nation's fastest-growing metros. If the borrower were to fail to perform, we would have recourse to a tangible asset with established cash flows, not a set of revenue projections. It's a distinction that matters. For a deeper look at how our approach differs from other corners of the private credit market, read our update, Private Credit: What You Should Know.

The 13.00%[1] gross return contributes to the **Income Real Estate Fund's current 8%[2] annualized distribution rate and the Opportunistic Credit Fund II's 11%[3] annualized distribution rate**. As always, we remain committed to sourcing investments that aim to deliver strong, stable returns through disciplined underwriting and a focus on real assets in compelling markets.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

More about this asset



Panama City Multifamily Property

Location	Type	Strategy
Panama City Beach, FL	**Preferred equity**	**Fixed income**

1. This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund and Opportunistic Credit Fund II under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Opportunistic Credit Fund II will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund II is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund II investors.

2. As of April 2026. The Income Real Estate Fund's current month's distribution is annualized and divided by the prior month's net asset value per share.

3. As of April 2026. The Opportunistic Credit Fund II's current month's distribution is annualized and divided by the prior month's net asset value per share.

Disclosure: An investor in the Fundrise Income Real Estate Fund should consider the investment objectives, risks, charges, and expenses carefully before investing. The Fund's prospectus contains this and other information and may be obtained here. Investors should read the prospectus carefully before investing.

Portfolio update: New 13% preferred equity investment in the Atlanta metro area

A stabilized 395-unit multifamily community in Austell, GA, within one of the nation's largest and most diversified metro economies.

Apr 9, 2026



We're pleased to announce a new addition to your Fundrise portfolio: a preferred equity investment in a 395-unit multifamily community in Austell, Georgia, within the Atlanta metro area. The investment carries a 13.00%[1] annual gross interest rate.

This is a recapitalization of a stabilized, income-producing property, meaning it is already built, already leased, and already generating rental income. Our preferred equity investment will be used to pay off existing debt on the property, replacing it with a new capital structure. For investors, the key advantage is straightforward: we're backing an asset with an established operating history, not a set of projections.

Investment highlights

- **Investment type:** Preferred equity
- **Annual gross interest rate:** 13.00%[1]
- **Location:** Austell, GA (Atlanta MSA)
- **Asset type:** 395-unit stabilized multifamily community
- **Investment term:** 5 years
- **Funds:** Income Real Estate Fund and Opportunistic Credit Fund II

Investment overview

The property consists of seventeen three-story residential buildings with a mix of one-, two-, and three-bedroom units. Community amenities include a resort-style pool, fitness center, picnic areas, dog park, coworking lounge, and private garages.

The preferred equity sits junior to Freddie Mac's senior debt on the property. The presence of agency financing from Freddie Mac on the senior position is a meaningful signal: agency lenders apply rigorous underwriting standards before agreeing to finance a property, providing an additional layer of due diligence on the asset's quality and cash flow stability.

Local market insights from RealAI

The property is located in the Austell submarket of the Atlanta MSA, the nation's seventh-largest metro area with approximately 6.4 million residents. RealAI reports that Atlanta's population has grown at a +1.1% annual pace, underpinned by a deep employment base that includes 16 to 18 Fortune 500 headquarters (Home Depot, UPS, Delta Air Lines, Coca-Cola, and Southern Company among them) and a thriving technology corridor in Midtown's Tech Square. MSA job growth of +2.2% over the past year ranks among the strongest in the Sun Belt, and the region's median household income of approximately $98,000 continues to trend upward.

Multifamily fundamentals at the MSA level remain healthy, with occupancy near 92% and in-place rents of approximately $1,645 per month. Over the past several quarters, the Austell submarket has experienced a supply increase, which has softened overall occupancy rates as the new supply has absorbed demand. The supply pressure is easing however: multifamily housing starts have dropped, Cobb County's forward permit pipeline is projected to decline approximately 22% over the next 12 to 24 months, there are currently no multifamily developments under construction within a five-mile radius of the property, and asking rents showed an increase between January and February of 2026.

What backs this investment

While concerns about private credit have been growing across the broader market, it's important to understand that not all private credit is the same. At Fundrise, we lend almost exclusively against real assets — physical, income-producing properties in strong markets with real equity behind our position.

This investment is a good example of that approach. We're backing a stabilized apartment community with established cash flows in one of the nation's largest employment markets.If the borrower were to fail to perform, we would have recourse to a tangible asset with established cash flows, not a set of revenue projections.

We feel as good about the Fundrise private credit strategy today as we have at nearly any point in the past decade. For a deeper look at how our approach differs from the types of private credit making headlines, read our recent update, Private Credit: What You Should Know.

Impact on your portfolio

This investment strengthens both funds' income profiles. The 13.00%[1] gross return contributes to the **Income Real Estate Fund's current 8%[2] annualized distribution rate**, while also supporting the **Opportunistic Credit Fund II's current 11%[2] annualized distribution rate**. This stabilized investment adds an additional dimension to the portfolio: an asset with an established operating history that complements our ground-up development positions.

As always, we remain committed to sourcing investments that deliver strong, stable returns through disciplined underwriting and a focus on real assets in compelling markets.

If you have any questions, feel free to reach out to our Investor Relations team at investments@fundrise.com.

More about this asset



Austell Multifamily Property

Location	Type	Strategy
Austell, GA	**Preferred equity**	**Fixed income**

[1] This solely represents a fixed rate of preferred return due to the Fundrise Income Real Estate Fund and Opportunistic Credit Fund II under the terms of their investment agreement(s), and does not reflect either a gross or net return that an investor may expect to receive as a result of this fixed rate return. Due to the uncertainty of other factors that will ultimately determine the return to any investor (such as leverage, cash drag, and other potential financings), the performance of this asset to the investor is currently unknowable and undeterminable, and may ultimately be lower or higher than the stated fixed rate of preferred return. However, please note that all investors in the Opportunistic Credit Fund II will be subject to a 1.75% fund management fee, and, if the Opportunistic Credit Fund II is able to achieve a greater than 10% overall return on its portfolio, which is also uncertain and undeterminable at this time, then the asset will also be subject to an additional 20% performance-based fee for those Opportunistic Credit Fund II investors.

[2] As of April 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.

A historic quarter – Q1 2026 letter to investors

The first quarter of 2026 delivered landmark moments for the Fundrise platform and portfolio, even as global uncertainty rose sharply.

Apr 8, 2026



The first quarter of 2026 was a memorable one across the entire Fundrise platform, starting with the public launch of RealAI, and followed by the historic listing of the Fundrise Innovation Fund (VCX) on the New York Stock Exchange.

Of course, there were significant new developments outside the platform as well, namely the materially-increased levels of global macroeconomic uncertainty brought on by the war in Iran.

The combined impact of these developments were varied. The Innovation Fund (VCX) saw an initial listing that exceeded even our most optimistic expectations (more on this below).

Meanwhile, the Flagship Fund (our largest and most diversified real estate equity fund) delivered a Q1 net return of approximately 10.12%[1] in just one quarter, driven in part by opportunistic investments in AI technology and an increasing focus on data centers and AI infrastructure.

The Income Fund, which is distinct from most other private credit funds because of its unique focus on real estate-backed fixed income investments, continued to be a model of consistency – maintaining its 8% annual distribution rate[2] – while also capturing additional upside appreciation through the quarter as well.

At the same time, the outbreak of war brought with it a sharp spike in uncertainty that worked its way through global markets, impacting everything from the price of oil to long-term interest rates. This had a chilling effect on most all assets, driving down stock prices, while also negatively impacting real estate asset valuations.

VCX listing

As we've shared previously, we believe the listing of the Fundrise Innovation Fund (now VCX) was a historic moment not just for shareholders in the Fund, but for the core idea behind Fundrise itself – that fundamentally, individuals deserve access to the same high-quality investments that have driven the returns of institutions and the ultra wealthy for years.

Though Fundrise launched with this mission almost 15 years ago, the successful listing of VCX squarely planted the simple, yet radical, idea directly in front of a much wider and more diverse audience than ever before.

Despite our strong convictions, many of you know that we received a great deal of skepticism around the listing, with many critics confidently asserting that there would be little interest from the public market. Many, including some of the proclaimed experts in the industry, also told us it was a bad idea because the Fund would inevitably trade poorly.

At this point, we feel it's safe to say that they were wrong.

But, ultimately, it isn't the trading price over any near term period that matters. As Buffet would say, the market is a voting machine in the short run, but a weighing machine in the long run. Our job, as managers, is to deliver long-term performance by continuing to invest in the best private technology companies.

> ***As one investor put it, for maybe the first time ever, the individual retail investor got to be on the right side of the trade.***

What *does* matter is that 100k individual investors in the Fund were given the opportunity to participate in this milestone. And while we hope that the success of VCX ultimately translates to good outcomes for the broader Fundrise platform, the real tangible benefits of the listing went entirely to individual investors, those of you who helped create Fundrise in the first place – not us as the management team, and most importantly not a bunch of hedge funds and institutional investors seeking to flip shares and make a quick buck. As one investor put it, for maybe the first time ever, the individual retail investor got to be on the right side of the trade.

We've also been humbled to receive an outpouring of personal notes and letters from investors who've shared their remarkable stories of what the success of the listing has meant for them. Some shared that they experienced financial returns that have been life changing in nature; retiring parents, getting rid of long-standing debt, or paying for their entire weddings!

This is why we started Fundrise in the first place, and it's these stories that drive our team to do what we do.

Flagship Fund breakout

At the same time, despite the broader macroeconomic uncertainty, the real estate portfolio continued to march along, with the Flagship Fund in particular seeing a breakout quarter, delivering a net return of over 10%.

This was in no small part due to an opportunistic investment into the Innovation Fund, as well as recent fixed-income investments such as this data-center backed loan outside Dallas, TX.

As we've shared before, the Fund is currently going through a transition period as many of its assets have reached maturity in their respective business plans, and it is now deploying into new strategies focused around AI infrastructure and data centers.

We feel strongly that AI is as transformative a technology as electricity, a secular shift larger than most anything we've witnessed in the past 100 years. While this has shown up in the growth rates of AI companies and returns to those invested in them (see VCX), it is also manifesting in other industries, including the real estate industry, as new infrastructure and data center development becomes increasingly critical to fuel the surging AI demand.

We've long said that our focus in real estate is to identify the large, multi-decade macroeconomic drivers and deploy into the assets most likely to be positively impacted by them, and AI is perhaps the largest example of this we've experienced in our careers.

Accordingly, we expect to continue to rotate out of some of our more mature assets and deploy further into the sector, where today we believe the risk-adjusted returns far exceed most every other real estate strategy.

Why our private (real estate) credit is not like the others

As we covered in another recent update, there's been an increasing focus in the news on "private credit" funds, due to concerns that the underlying loans in which these funds have invested may not be sound.

As most of our investors know, while the Income Fund and several of our other Fundrise managed funds *do* invest in fixed income structured investments, our portfolio is entirely different from these other private credit funds making headlines. This is very plainly because we invest in private *real estate* credit…or in other words, we invest in loans and fixed income investments backed by real physical property and *not* operating businesses as the mainstream industry does.

Contrary to many of these other funds, we continue to feel extremely confident in not only the health of the existing portfolio but in the uniquely attractive opportunity that continues to exist in these types of real estate-backed fixed income investments.

Real estate, in our opinion, continues to be priced at relative lows, and real estate capital markets continue to be undersupplied. The net result is that we are able to fund investments at what we feel are extremely attractive cost bases, backed by property that we would be happy to own long-term, while achieving priority returns that regularly land between 10-14% all-in.

Though we've now said it many times before, it bears repeating that today's preferred equity market is producing as attractive a return for real estate as we've seen in our 15+ years running the business.

Uncertainty and war

We would not be accurately reflecting the state of affairs today without spending at least some time recognizing the significant impact the war in Iran has had on global markets.

We do not presume to be experts in world affairs, nor do we know where the near-term direction of the war itself is headed, or what the long-term second and third order consequences may be, but what is certain is that the market has moved to an extremely defensive position with interest rates rising rapidly and capital markets slowing dramatically.

The fear of course, beyond the potential for a full-blown global war, is the long-term impacts of having 20% of the world's oil and other critical commodities completely shut off. Much has been written on this, so we will not waste anyone's time by repeating that which experts with far more experience and knowledge than us have spent thousands of hours already covering.

Regardless of predictions, the reality for us and our investors is that borrowing costs have risen dramatically. The ten year treasury has jumped from 3.96% to 4.35% in just over a month, while capital markets have all but froze. Investors are putting a huge risk premium on anything that actually needs to transact today, or in other words, they want to see a steep discount to whatever price they may have been willing to pay only a few weeks before the war.

The impact on the Fundrise portfolio is higher discount rates, and lowered valuations (at least so long as this level of uncertainty exists), as can be seen in the quarterly performance for some of the smaller real estate focused funds.

Why can a short-term decline in share price be a good thing?

The vast majority of investors on Fundrise are long-term investors, planning to hold their positions for 7 to 10 years, or longer. In fact, many of our investors comment to us that they don't really bother to (or want to) look at performance on a quarter to quarter basis.

For this investor (who likely represents 80%+ of those on the platform) having valuations (and share prices) fall in times such as these is a good thing. Why? Because if you intend to stay invested and continue to actively invest, you want to make sure that the small percentage of investors who are choosing to redeem early are paying the accurate discount to do so. The near term drop in share price, means those leaving the platform and selling their shares back to the fund are doing so at a price that ends up benefitting the long-term investor (if values return).

We hope, like everyone, that the war in Iran is short-lived. First and foremost, because war is a terrible thing. But we also hope that as the situation de-escalates, risk premiums will decline, and markets return to where they were prior to all of this occurring.

In such a situation (all else being held equal), we would likely expect to see valuations and share price accordingly recover. For the investor who was planning to hold through this period regardless, it means that they own that much more of the same assets, thanks to those who redeemed early doing so at a discounted price.

It's counterintuitive at first, but a concept that many of our longest-term investors embrace firmly.

Looking ahead

We typically end all of our investor letters looking ahead and sharing with investors our views on where the macroeconomy and our own portfolio may be heading. It's an exercise that always feels a bit ironic given we tend to invest from a position of recognizing that it's dangerous to get overconfident in one's ability to predict the future.

After a momentous first quarter, it feels today as if the spectrum of outcomes in front of us is as wide and varied as it's been at any point in the history of the company. We are in the midst of the first military conflict in decades that arguably has the very real potential to spill over into a full fledged global war, while also propelling the entire world economy into recession.

At the same time, companies like Anthropic and OpenAI both seem to be confident that we are rapidly approaching AGI – a world where AI intelligence vastly outperforms humans, completely upending the norms about everyday life that have been in place since the industrial revolution.

Massive downside risk with extreme upside potential. Global depression or a singularity driven explosion of living standards – how does one prepare for both?

Though we're cognizant of the naïveté of the sentiment, we believe that it's our responsibility to do the best we can to position the portfolio and our investors for the potential of either outcome.

Through VCX and the Flagship Fund we are aiming to capture for our investors a meaningful portion of the massive value creation being driven by AI. Meanwhile the core real estate portfolio, and our real estate private credit strategy aim to act as a defensive barrier shielding investors from a world of rising unemployment, slowing growth, and a demand shock driven downturn; both stand to benefit if rates fall significantly.

Every few years, we reach certain milestones that feel more significant in some ways – marks of having fulfilled another major step in what may be an endless pursuit of the bigger vision. This past quarter has felt like one of those milestones, and as always, we are extremely appreciative of the support and confidence all our investors have given us.

Onward.

1. This return figure represents the total return for Q1 2026, including both distributions earned and change in share value, and assumes that all distributions are reinvested. This performance information represents past performance and does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost. The average annual total return for the Fundrise Real Estate Interval Fund (the "Flagship Fund") for 2025 and since inception is 1.3% and 5.8%, respectively.

2. As of April 2026. The current month's distribution is annualized and divided by the prior month's net asset value per share.